Filed by Cigna Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Cigna Corporation and Express Scripts Holding Company
(Commission File No. 001-08323)
Date: March 23, 2018

The following presentation is used by Cigna Corporation in meetings with stakeholders.

 Cigna and Express Scripts:EXPANDING OUR REACHIMPROVING AFFORDABILITYDRIVING VALUE  March 2018

 We need a more sustainable health care system  2    Greater affordability and productivity  Value-based partnering and care delivery  Personalized, affordable solutions  Access and affordability solutions  Health Care Professionals  Clients  Government  Customers  Improved health, vitality and productivity  Communities   Tremendous need for personalization, affordability and predictability  …to address the needs of everyone we serve  © 2018 Cigna

   The combination is part of the solution  3  © 2018 Cigna    Focus on the whole person and overall improvement of total health    Expanding our reach  Improving affordability  Driving stakeholder value through alignment, transparency and choice

# Building on the success of Cigna and Express Scripts

## Cigna

### Commercial Employer

Industry leading medical trend

Deeply integrated behavioral, medical and specialty pharmacy offerings

### Seniors

Market-leading customer experience: MA has earned a NPS score of 70

Strong clinical capabilities and expertise in care coordination

### Global Supplemental

Leading direct to consumer distribution capabilities

Personalized solutions tailored to emerging market needs

### Group Disability

Leading disability absence management model that creates cost savings for employers

Best-in-class return to work results

## Cigna and Express Scripts

**Broad Portfolio of Specialty Services**

**Leading Specialty Pharmacy Expertise**

**Integrated Behavioral, Medical & Pharmacy Management**

**Cost Affordability & Clinical Quality**

**Advanced Analytics**

## Express Scripts

### Core Pharmacy Services

Differentiated Pharmacy Trend

Home Delivery Pharmacy: Efficient e-commerce platform processes 115+ million annual prescriptions

Retail Network: With 70,000+ pharmacies, provides members with optionality and lowest cost Rx fill

Clinical Solutions: Driven by SafeGuardRx deliver greater value, better health outcomes

### Specialty

Differentiated clinical specialization through Accredo improves adherence and health

Specialized care models for the most chronic and complex diseases have earned a NPS score above 70

### Medical Management

Leading medical benefit manager through eviCore

© 2018 Cigna

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   5  Broaden offerings for employers, health plans and government agencies  Access to more employers   Meaningfully expand geographic reach  Deepens and strengthens client relationships  Advance pharmacy capabilities  Strengthened Medicare Advantage and Part D offerings   Expanding our reach – creating more customer touch points  Deeper Geographic Reach   Enhanced Service Offering   Expanded Access to Employers and Customers   Billions of Customer Touchpoints Annually              © 2018 Cigna

# Improving affordability with the new model

Cigna

Lowest medical cost trend for 5 consecutive years

EXPRESS SCRIPTS®

Industry-leading pharmaceutical cost trend in 2017

- Pharmacy is currently the #1 gap in care for customers and is ~20% of the total medical spend and growing
- Specialty pharmacy is the fastest growing spend category and will be over half of the total pharmacy spend in the near term; therapeutic resource centers drive higher adherence saving medical costs
- Deepens value based relationships with physicians and hospitals
- Country's largest managed population enables next generation value-based contracting opportunities with both pharmaceutical manufacturers and providers (retail pharmacy and physicians)
- Increases population to accelerate adoption of specialty generics and biosimilars, as well as, giving customers choice including home delivery

© 2018 Cigna
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Designing Personalized SolutionsOffering a fully integrated suite of medical, behavioral, pharmacy, specialty pharmacy and other health engagement services   Optimizing Care Deliver industry-leading innovation by leveraging technology and data to enhance care delivery and improve outcomes   Creating Value Through Collaboration Expanding value-based healthcare reimbursement models  Driving stakeholder value and shaping the healthcare landscape as a combined company  7  © 2018 Cigna

 FORWARD LOOKING STATEMENTSInformation included or incorporated by reference in this communication, and information which may be contained in other filings with the Securities and Exchange Commission (the “SEC”) and press releases or other public statements, contains or may contain forward-looking statements. These forward-looking statements include, among other things, statements of plans, objectives, expectations (financial or otherwise) or intentions.Forward-looking statements, including as they relate to Express Scripts (“Express Scripts”) or Cigna (“Cigna”), the management of either such company or the transaction, involve risks and uncertainties. Actual results may differ significantly from those projected or suggested in any forward-looking statements. Express Scripts and Cigna do not undertake any obligation to release publicly any revisions to such forward-looking statements to reflect events or circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. Any number of factors could cause actual results to differ materially from those contemplated by any forward-looking statements, including, but not limited to, the risks associated with the following:the inability of Express Scripts and Cigna to obtain stockholder or regulatory approvals required for the merger or the requirement to accept conditions that could reduce the anticipated benefits of the merger as a condition to obtaining regulatory approvals; a longer time than anticipated to consummate the proposed merger; problems regarding the successful integration of the businesses of Express Scripts and Cigna;unexpected costs regarding the proposed merger; diversion of management’s attention from ongoing business operations and opportunities; potential litigation associated with the proposed merger; the ability to retain key personnel; the availability of financing; effects on the businesses as a result of uncertainty surrounding the proposed merger; and the industry may be subject to future risks that are described in SEC reports filed by Express Scripts and Cigna.You should carefully consider these and other relevant factors, including those risk factors in this communication and other risks and uncertainties that affect the businesses of Express Scripts and Cigna described in their respective filings with the SEC, when reviewing any forward-looking statement. These factors are noted for investors as permitted under the Private Securities Litigation Reform Act of 1995. Investors should understand it is impossible to predict or identify all such factors or risks. As such, you should not consider either foregoing lists, or the risks identified in SEC filings, to be a complete discussion of all potential risks or uncertainties.  Important Information for Investors  8

 IMPORTANT INFORMATION ABOUT THE TRANSACTION AND WHERE TO FIND ITThis communication does not constitute an offer to buy or solicitation of an offer to sell any securities. In connection with the proposed transaction, the newly formed company which will become the holding company following the transaction (“Holdco”) intends to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of Cigna and Express Scripts that also constitutes a prospectus of Holdco. Cigna and Express Scripts also plan to file other relevant documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the joint proxy statement/prospectus (if and when it becomes available) and other relevant documents filed by Holdco, Cigna and Express Scripts with the SEC at the SEC’s website at www.sec.gov. Copies of documents filed with the SEC by Cigna will be available free of charge on Cigna’s website at www.Cigna.com or by contacting Cigna’s Investor Relations Department at (215) 761-4198. Copies of documents filed with the SEC by Express Scripts will be available free of charge on Express Scripts’ website at www.express-scripts.com or by contacting Express Scripts’ Investor Relations Department at (314) 810-3115.PARTICIPANTS IN THE SOLICITATIONCigna (and, in some instances, Holdco) and Express Scripts and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction under the rules of the SEC. Investors may obtain information regarding the names, affiliations and interests of directors and executive officers of Cigna (and, in some instances, Holdco) in Cigna’s Annual Report on Form 10-K for the year ended December 31, 2017, which was filed with the SEC on February 28, 2018, and its preliminary proxy statement for its 2018 Annual Meeting, which was filed with the SEC on March 2, 2018. Investors may obtain information regarding the names, affiliations and interests of Express Scripts’ directors and executive officers in Express Scripts’ Annual Report on Form 10-K for the year ended December 31, 2017, which was filed with the SEC on February 27, 2018, and its proxy statement for its 2017 Annual Meeting, which was filed with the SEC on March 17, 2017. You may obtain free copies of these documents at the SEC’s website at www.sec.gov, at Cigna’s website at www.Cigna.com or by contacting Cigna’s Investor Relations Department at (215) 761-4198. Copies of documents filed with the SEC by Express Scripts will be available free of charge on Express Scripts’ website at www.express-scripts.com or by contacting Express Scripts’ Investor Relations Department at (314) 810-3115. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction if and when they become available. Investors should read the joint proxy statement/prospectus carefully and in its entirety when it becomes available before making any voting or investment decisions. NO OFFER OR SOLICITATIONThis communication is for informational purposes only and not intended to and does not constitute an offer to subscribe for, buy or sell, the solicitation of an offer to subscribe for, buy or sell or an invitation to subscribe for, buy or sell any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.   Important Information for Investors (Cont’d)  9